UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report – March 12, 2007

CHEMOKINE THERAPEUTICS CORP.
(Exact name of registrant as specified in charter)

Delaware	**333-117858**	**33-0921251**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, British Columbia   **V6T 1Z3**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(604) 822-0301**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. <u>Other Events.</u>

March 12, 2007 Chemokine Therapeutics Corp. announced positive preliminary data and the successful completion of the dose-escalation portion of its Phase Ib/II clinical trial for CTCE-9908, the Company's anti-cancer drug candidate. No dose limiting toxicities were observed in any of the cancer patients and two out of three patients with ovarian cancer responded positively and exhibited stable disease.

ITEM 9.01. <u>Financial Statements and Exhibits.</u>

a. Not applicable.
b. Not applicable.
c. Exhibits.

Exhibit Number	Description of Exhibit
99.1	March 12, 2007 Chemokine Therapeutics Corp. announced positive preliminary data and the successful completion of the dose-escalation portion of its Phase Ib/II clinical trial for CTCE-9908, the Company's anti-cancer drug candidate. No dose limiting toxicities were observed in any of the cancer patients and two out of three patients with ovarian cancer responded positively and exhibited stable disease.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Chemokine Therapeutics Corp.,
a Delaware corporation

Date: March 12, 2007

By: /s/ Hassan Salari
Hassan Salari,
President and Chief Executive Officer



FOR IMMEDIATE RELEASE   **TSX: CTI & OTCBB: CHKT**

CHEMOKINE THERAPEUTICS ANNOUNCES PRELIMINARY RESULTS OF CTCE-9908 PHASE IB/II CLINICAL TRIAL IN LATE STAGE CANCER PATIENTS

Vancouver, BC (March 12, 2007) – Chemokine Therapeutics Corp. ("Chemokine Therapeutics" or the "Company") (TSX:CTI, OTCBB:CHKT), a biotechnology company developing chemokine-based therapies to treat cancer, blood disorders, and vascular disease today announced positive preliminary data and the successful completion of the dose-escalation portion of its Phase Ib/II clinical trial for CTCE-9908, the Company's anti-cancer drug candidate. No dose limiting toxicities were observed in any of the cancer patients and two out of three patients with ovarian cancer responded positively and exhibited stable disease.

Chemokine Therapeutics will now proceed with the remaining portion of the clinical trial in which up to twenty additional patients will be treated at 5mg/kg/day. The Company expects to enroll the remainder of the patients and complete the current trial by the end of Q3 2007. The Company has also accelerated its efforts to initiate a large Phase II program in the U.S. by the end of 2007. Accordingly, a pre-IND meeting has been scheduled with the FDA to discuss the Company's future clinical trial program.

 "We are very pleased that no dose-limiting toxicities were observed in the first part of the trial and encouraged by the positive outcome in the small group of ovarian cancer patients" said Dr. Hassan Salari, Chemokine Therapeutics President and CEO. "It is quite remarkable to see clinical evidence of efficacy considering these patients have exhausted every therapeutic avenue. We are now looking to rapidly expand the number of patients in Phase II clinical trials of CTCE-9908 to examine the potential broader applicability of this novel oncology drug in the treatment of cancer patients."

The primary purpose of this study is dose-selection and evaluation of safety and tolerability of CTCE-9908. CTCE-9908 is administered via a 30-minute infusion on weekdays over a treatment period of four consecutive weeks (20 doses in total), with each subject receiving a dose level defined by the dose-escalation schedule. The Phase Ib/II trial includes subjects with advanced tumors refractory to the current standard of care. The trial enrolled patients at the Clinical Research Unit of both the Juravinski Cancer Center (Hamilton, Ontario, Canada) and the Sir Mortimer B. Davis – Jewish General Hospital (Montreal, Quebec, Canada).

During the dose-escalation portion of the Phase Ib/II trial, a total of ten patients were treated with CTCE-9908 with doses ranging from 0.25 to 5 mg/kg/day. Six of the patients received the expected 20 dose course of treatment. Eight of the ten patients received doses within the expected therapeutic range of 1 to 5 mg/kg/day. Among these patients, there were three with late stage ovarian cancer. Two of the three ovarian cancer patients demonstrated stable disease using the Response Evaluation Criteria in Solid Tumors (RECIST) when comparing the size of target tumors at baseline before treatment with CTCE-9908 to the assessment performed at completion of therapy. One of these patients defined as stable disease had an overall decrease tumour mass with an associated decrease of greater than 50% in CA-125 after 9 doses of CTCE-9908 while receiving no other therapy. CA-125 is an ovarian cancer biomarker that is used to monitor disease status and response to treatment.

The daily infusions at all dose levels were generally well tolerated with one subject at the 5mg/kg dose level experiencing moderate localized phlebitis that was attributed to the study drug. No serious adverse events were recorded that were attributed to the use of CTCE-9908 after 20 or more doses.

About CTCE-9908
CTCE-9908 is a peptide analog of the Chemokine SDF-1, and an antagonist of its receptor, CXCR4. SDF-1 is the only known naturally occurring chemokine that binds to CXCR4, which is present on many cancer cells. This binding process is believed to be critical in angiogenesis and in the metastasis (or spread) of cancer cells to distant locations in the body, where they form new tumors. Approximately 90% of cancer deaths are due to metastasis. We believe that CTCE-9908 interferes with the metastatic process of cancers by both preventing them to spread and blocking the blood supply to the cancer cells.

About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)
Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation, and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development.

For further information contact:

<u>Chemokine Therapeutics Corp.</u>

Mr. Don Evans

Director of Public Relations

Phone: (604) 822-0305 or 1-888-822-0305

Fax: (604) 822-0302

E-mail: devans@chemokine.net

Internet: www.chemokine.net

<u>Equicom Group</u>

Joanna Longo

Investor Relations

Phone: (416) 815-0700 ext. 233

Fax: (416) 815-0080

E-mail: jlongo@equicomgroup.com